Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

ICR Conference WINTER • 2021ICR Conference WINTER • 2021

Important Notice & Disclaimer Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following initial business combinations; our executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving initial business combinations, as a result of which they would then receive expense reimbursements; our pool of prospective target businesses, including their industry and geographic location; and the ability of our executive officers and directors to generate a number of potential investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Public Equity (PPE)” and “Mentor-Investors” are trademarks of GigFounders, LLC, used pursuant to agreement. 2 COMPANY CONFIDENTIALImportant Notice & Disclaimer Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following initial business combinations; our executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving initial business combinations, as a result of which they would then receive expense reimbursements; our pool of prospective target businesses, including their industry and geographic location; and the ability of our executive officers and directors to generate a number of potential investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Public Equity (PPE)” and “Mentor-Investors” are trademarks of GigFounders, LLC, used pursuant to agreement. 2 COMPANY CONFIDENTIAL

Technology SPACs Statistics Overview Strong SPAC Momentum with Limited Industry Overlap ▪ SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative to liquidity ▪ More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs ▪ 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021 ▪ Trend in 2020 to have larger PIPEs including in excess of amount in the trust account ▪ Alternatives to PIPEs, as convertible notes, used for funding of targets 3 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL SPAC Research Newsletter, Jan. 4, 2021Technology SPACs Statistics Overview Strong SPAC Momentum with Limited Industry Overlap ▪ SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative to liquidity ▪ More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs ▪ 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021 ▪ Trend in 2020 to have larger PIPEs including in excess of amount in the trust account ▪ Alternatives to PIPEs, as convertible notes, used for funding of targets 3 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL SPAC Research Newsletter, Jan. 4, 2021

Technology SPACs Statistics Overview ▪ 33% of outstanding SPACs currently seeking acquisitions have a Technology focus ▪ Technology SPACs are part of a very competitive environment ▪ Continuing to see SPACs in the pipeline with some combination of PE backing, forward purchase or IPO indications ($MM) Amount Raised from SPACs Seeking Acquisitions SPAC Status by Year 21% 1% 2016 92% 8% 2% 16% 6% 7% 2017 85% 3% 3% 9% 4% Technology $22,525 7% 2018 86% 12% 2% 33% 2% 2% 2019 32% 39% 28% 2% 2020 3% 13% 85% CANNABIS ENERGY ESG FC&R* FINANCIALS HEALTHCARE $3,859 $476 $1,303 $4,818 $3,025 $4,483 INDUSTRIALS REAL ESTATE TECHNOLOGY DIVERSIFIED NO TARGET COMPLETED ANNOUNCED SEEKING LIQUIDATED $1,610 $1,280 $22,525 $10,665 $13,943 4 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL *Food, Consumer & RetailTechnology SPACs Statistics Overview ▪ 33% of outstanding SPACs currently seeking acquisitions have a Technology focus ▪ Technology SPACs are part of a very competitive environment ▪ Continuing to see SPACs in the pipeline with some combination of PE backing, forward purchase or IPO indications ($MM) Amount Raised from SPACs Seeking Acquisitions SPAC Status by Year 21% 1% 2016 92% 8% 2% 16% 6% 7% 2017 85% 3% 3% 9% 4% Technology $22,525 7% 2018 86% 12% 2% 33% 2% 2% 2019 32% 39% 28% 2% 2020 3% 13% 85% CANNABIS ENERGY ESG FC&R* FINANCIALS HEALTHCARE $3,859 $476 $1,303 $4,818 $3,025 $4,483 INDUSTRIALS REAL ESTATE TECHNOLOGY DIVERSIFIED NO TARGET COMPLETED ANNOUNCED SEEKING LIQUIDATED $1,610 $1,280 $22,525 $10,665 $13,943 4 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL *Food, Consumer & Retail

Global Megatrends and Implications Accelerating Urbanization Calls for Sustainability and Environment Smart and Sustainable Infrastructure Underpin Long Term Growth ▪ Climate change and consequent environmental and social impacts are ▪ Urban population is expected to increase from today’s some of the world’s greatest concerns. 53% to 70% by 2050. ▪ The United Nations Sustainable Development Goals and the Paris ▪ Based on United Nations data, overall growth of the Climate Agreement are driving the agenda and world’s efforts toward a world’s population will add close to 2.5 billion people to (2) (1) green economy and sustainable solutions. urban areas by 2050. ▪ Consumer sensitivity to sustainable-marketed products grew ▪ The number of new mega-cities will require massive substantially in the last 5 years, representing today more than 50% of investments in smart and sustainable city infrastructures (3) total Consumer Packaged Goods (CPG) market growth. ▪ These trends will be further emphasized and challenged ▪ Capital allocation in funds embracing Environmental, Social and by demographic shifts and new population age structure (4) Governance principles reached record numbers in the last few years. 5 Source: (1) Report of the UN Economist Network for the UN 75th Anniversary- Sept. 2020 (3) New York University, Stern School of Business; COMPANY CONFIDENTIAL (2) UN Framework Convention on Climate Change-FCC/CP/2-15/L.9/Rev1 (4) Blackrock – Sustainability: The tectonic shift transforming investing, Feb.2020.Global Megatrends and Implications Accelerating Urbanization Calls for Sustainability and Environment Smart and Sustainable Infrastructure Underpin Long Term Growth ▪ Climate change and consequent environmental and social impacts are ▪ Urban population is expected to increase from today’s some of the world’s greatest concerns. 53% to 70% by 2050. ▪ The United Nations Sustainable Development Goals and the Paris ▪ Based on United Nations data, overall growth of the Climate Agreement are driving the agenda and world’s efforts toward a world’s population will add close to 2.5 billion people to (2) (1) green economy and sustainable solutions. urban areas by 2050. ▪ Consumer sensitivity to sustainable-marketed products grew ▪ The number of new mega-cities will require massive substantially in the last 5 years, representing today more than 50% of investments in smart and sustainable city infrastructures (3) total Consumer Packaged Goods (CPG) market growth. ▪ These trends will be further emphasized and challenged ▪ Capital allocation in funds embracing Environmental, Social and by demographic shifts and new population age structure (4) Governance principles reached record numbers in the last few years. 5 Source: (1) Report of the UN Economist Network for the UN 75th Anniversary- Sept. 2020 (3) New York University, Stern School of Business; COMPANY CONFIDENTIAL (2) UN Framework Convention on Climate Change-FCC/CP/2-15/L.9/Rev1 (4) Blackrock – Sustainability: The tectonic shift transforming investing, Feb.2020.

Global Megatrends and Implications Digitalization Driving Massive Value Globalization Demand Global and Changing Business Models Perspectives and Execution ▪ Data has become enterprises’ most valuable asset ▪ Developing countries, particularly in Asia Pacific and Latin America, are starting to bring their economies to the ▪ Digital transformation, built on cloud-based platforms, forefront of interlinked global trade and investments flows enabled with new technologies including AI, IoT, mobile and robotics offer new opportunities to drive new ▪ Emerging markets are transitioning toward consumption- business models, with scalability, flexibility, agility and oriented economies, exporting capitals and innovations dynamism never before possible ▪ Enterprises that can adapt and capitalize on the evolving ▪ These transformations, in turn, are powering the global competitive landscape will be winners of the movements to address the other megatrends 21st century 6 COMPANY CONFIDENTIALGlobal Megatrends and Implications Digitalization Driving Massive Value Globalization Demand Global and Changing Business Models Perspectives and Execution ▪ Data has become enterprises’ most valuable asset ▪ Developing countries, particularly in Asia Pacific and Latin America, are starting to bring their economies to the ▪ Digital transformation, built on cloud-based platforms, forefront of interlinked global trade and investments flows enabled with new technologies including AI, IoT, mobile and robotics offer new opportunities to drive new ▪ Emerging markets are transitioning toward consumption- business models, with scalability, flexibility, agility and oriented economies, exporting capitals and innovations dynamism never before possible ▪ Enterprises that can adapt and capitalize on the evolving ▪ These transformations, in turn, are powering the global competitive landscape will be winners of the movements to address the other megatrends 21st century 6 COMPANY CONFIDENTIAL

Digitalization is Changing Business Models Data has become enterprises’ most valuable asset… Managing this data and deriving intelligent insights is essential to success. Transforming Transforming Transforming Customer Operational Business Experience Processes Models ▪ Understanding customer journeys▪ Process Digitization▪ Digitally Modified Businesses ▪ Personalization to drive top-line growth▪ Worker Enablement▪ New Digital Businesses ▪ Establishing omnichannel touch points▪ Performance Management▪ Digital Globalization 7 COMPANY CONFIDENTIALDigitalization is Changing Business Models Data has become enterprises’ most valuable asset… Managing this data and deriving intelligent insights is essential to success. Transforming Transforming Transforming Customer Operational Business Experience Processes Models ▪ Understanding customer journeys▪ Process Digitization▪ Digitally Modified Businesses ▪ Personalization to drive top-line growth▪ Worker Enablement▪ New Digital Businesses ▪ Establishing omnichannel touch points▪ Performance Management▪ Digital Globalization 7 COMPANY CONFIDENTIAL

Data Driven Target Identification & Efficient Engagements 3: Demonstrated Execution 1: Investment Criteria ▪ Speed and certainty of execution is essential to attract ▪ Leading growth categories in sectors enabled by technology quality partners ▪ Best available US private and overseas private or foreign ▪ Extensive M&A and public company experience, exceptional listed companies personal contacts & respect in the community ▪ Entrepreneurial owners / leadership looking to leverage ▪ Proven operational track record and extensive capital public market for growth, rather than liquidity exit market experience for the public market strategy 2: Superior Sourcing 4: Post Combination ▪ Leverage the GigCapital Global pipeline ™ ▪ Mentor-Investor : identify, mentor, and recruit world-class talent and align incentives ▪ Management reference from previous deals ▪ Participation in the BOD of public company ▪ Strong international capabilities and global experience – Governance, law firm, auditor, etc. ▪ Focus on partners looking to move to the next level – M&A opportunity identification & geographic expansion through public combination and roll-up ▪ Financing for SPAC overhang cleanup & growths 8 COMPANY CONFIDENTIALData Driven Target Identification & Efficient Engagements 3: Demonstrated Execution 1: Investment Criteria ▪ Speed and certainty of execution is essential to attract ▪ Leading growth categories in sectors enabled by technology quality partners ▪ Best available US private and overseas private or foreign ▪ Extensive M&A and public company experience, exceptional listed companies personal contacts & respect in the community ▪ Entrepreneurial owners / leadership looking to leverage ▪ Proven operational track record and extensive capital public market for growth, rather than liquidity exit market experience for the public market strategy 2: Superior Sourcing 4: Post Combination ▪ Leverage the GigCapital Global pipeline ™ ▪ Mentor-Investor : identify, mentor, and recruit world-class talent and align incentives ▪ Management reference from previous deals ▪ Participation in the BOD of public company ▪ Strong international capabilities and global experience – Governance, law firm, auditor, etc. ▪ Focus on partners looking to move to the next level – M&A opportunity identification & geographic expansion through public combination and roll-up ▪ Financing for SPAC overhang cleanup & growths 8 COMPANY CONFIDENTIAL

Criteria of Selecting the Targets Data-Driven Target Identification & Engagement – GigCapital Standard Engagement Tracking PUBLIC Targets & Outreach Qualification Mutual Interests Due Diligence DA deSPAC DATA ~7:1 Contacts DB ~2-3:1 ~4:1 LOI ~10:1 DATABASES Financials, Cap Table, Audit Status, Revenue, Exit Expectations, Profitability, This infrastructure supported screening of etc. Comp Multiple, ~5000 targets in GigCapital2 and GigCapital3, Ownership, while continually expanding a pipeline of etc. high potential, mutually interested targets for future PPE platforms and M&A by the portfolio companies. 9 COMPANY CONFIDENTIALCriteria of Selecting the Targets Data-Driven Target Identification & Engagement – GigCapital Standard Engagement Tracking PUBLIC Targets & Outreach Qualification Mutual Interests Due Diligence DA deSPAC DATA ~7:1 Contacts DB ~2-3:1 ~4:1 LOI ~10:1 DATABASES Financials, Cap Table, Audit Status, Revenue, Exit Expectations, Profitability, This infrastructure supported screening of etc. Comp Multiple, ~5000 targets in GigCapital2 and GigCapital3, Ownership, while continually expanding a pipeline of etc. high potential, mutually interested targets for future PPE platforms and M&A by the portfolio companies. 9 COMPANY CONFIDENTIAL

GigCapital Global | Chronology 2007-2021 Nov, 2019 Closed Combination Signed with Kaleyra definitive SPA $145M IPO NYSE America: KLR with Kaleyra NYSE: GIG 1H/2021 Combinations intends to close Signed BCAs with UpHealth/Cloudbreak with UpHealth $175M IPO NYSE: UPH & Cloudbreak NYSE: GIX 1H/2021 Combinations intends to close Signed BCA with Lightning eMotors with Lightning $200M IPO NYSE: ZEV eMotors NYSE: GIK 10 COMPANY CONFIDENTIALGigCapital Global | Chronology 2007-2021 Nov, 2019 Closed Combination Signed with Kaleyra definitive SPA $145M IPO NYSE America: KLR with Kaleyra NYSE: GIG 1H/2021 Combinations intends to close Signed BCAs with UpHealth/Cloudbreak with UpHealth $175M IPO NYSE: UPH & Cloudbreak NYSE: GIX 1H/2021 Combinations intends to close Signed BCA with Lightning eMotors with Lightning $200M IPO NYSE: ZEV eMotors NYSE: GIK 10 COMPANY CONFIDENTIAL

Portfolio Overview Jurisdiction Delaware Delaware Delaware Symbol GIG.U GIX.U GIK.U Focus TMT TMT TMT Initial Size $145 million $173 million $200 million % in Trust 100% 100% 100% $ in Trust / Share $10.00 $10.00 $10.00 Unit 1 Share + ¾ Warrant + 1 Right (1/10) 1 Share + 1 Warrant + 1 Right (1/20) 1 Share + ½ Warrant Life (months) 15 18 18 Warrant Trigger ≥$18.00 for cash/cashless ≥$18.00 for cash/cashless ≥$18.00 for cash/cashless Limit on Redemption Rights 15% 15% 15% At-Risk Capital ($mm) $4.9 million $5.9 million $7.5 million 492,500 units at $10.00; At-Risk Capital (Warrants/Units) 489,500 units at $10.00 750,000 units at $10.00 100,000 shares at $10.00 Underwriting Fees (Upfront/Deferred) 2.0% / 3.5% 2.0% / 3.5% 2.0% / 3.5% Underwriter(s) Cowen, Chardan EarlyBird, Northland Nomura, Oppenheimer 11 COMPANY CONFIDENTIALPortfolio Overview Jurisdiction Delaware Delaware Delaware Symbol GIG.U GIX.U GIK.U Focus TMT TMT TMT Initial Size $145 million $173 million $200 million % in Trust 100% 100% 100% $ in Trust / Share $10.00 $10.00 $10.00 Unit 1 Share + ¾ Warrant + 1 Right (1/10) 1 Share + 1 Warrant + 1 Right (1/20) 1 Share + ½ Warrant Life (months) 15 18 18 Warrant Trigger ≥$18.00 for cash/cashless ≥$18.00 for cash/cashless ≥$18.00 for cash/cashless Limit on Redemption Rights 15% 15% 15% At-Risk Capital ($mm) $4.9 million $5.9 million $7.5 million 492,500 units at $10.00; At-Risk Capital (Warrants/Units) 489,500 units at $10.00 750,000 units at $10.00 100,000 shares at $10.00 Underwriting Fees (Upfront/Deferred) 2.0% / 3.5% 2.0% / 3.5% 2.0% / 3.5% Underwriter(s) Cowen, Chardan EarlyBird, Northland Nomura, Oppenheimer 11 COMPANY CONFIDENTIAL

A History of Success – Kaleyra - CPaaS RoW North 9% America Europe ▪ Kaleyra technology: 21% 47% – Provides secure and reliable customer communication APAC 23% – Kaleyra invests in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments eCommerce 8% – Connectivity - Kaleyra is an OLO (Other Licensed Operator), with over 1,600 connections to operators ensuring high quality, unmatched pricing, Travel / and delivery efficiency Financial Retail / Edu. Services 21% 42% ▪ Stronger capital structure and greater latitude for accelerated Connectivity financial growth by organic and strategic means 29% ™ ▪ Mentor-Investor methodology benefiting Kaleyra – Increased penetration in US connectivity market – Added large new enterprise customers – Paved path for M&A strategy implementation 1,600+ 12 1.1B Network Global Offices Operator Voice Calls 3,500+ 300+ (APAC – EU – US) Connections 6.3B Global Employees Messages Customers Worldwide 12 COMPANY CONFIDENTIALA History of Success – Kaleyra - CPaaS RoW North 9% America Europe ▪ Kaleyra technology: 21% 47% – Provides secure and reliable customer communication APAC 23% – Kaleyra invests in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments eCommerce 8% – Connectivity - Kaleyra is an OLO (Other Licensed Operator), with over 1,600 connections to operators ensuring high quality, unmatched pricing, Travel / and delivery efficiency Financial Retail / Edu. Services 21% 42% ▪ Stronger capital structure and greater latitude for accelerated Connectivity financial growth by organic and strategic means 29% ™ ▪ Mentor-Investor methodology benefiting Kaleyra – Increased penetration in US connectivity market – Added large new enterprise customers – Paved path for M&A strategy implementation 1,600+ 12 1.1B Network Global Offices Operator Voice Calls 3,500+ 300+ (APAC – EU – US) Connections 6.3B Global Employees Messages Customers Worldwide 12 COMPANY CONFIDENTIAL

A History of Success – GigCapital2/UpHealth/Cloudbreak ▪ UpHealth (5 companies merger) and Cloudbreak Enabling Healthier – Consistent delivery of innovative technologies / services, Communities global revenue growth, profitability ▪ Technology – Integrated Care Management Platform: population health solutions for patients with complex medical, behavioral health, and social needs Simplified digital front door, connecting – Global Telehealth: digitally enabling the continuum of care with evidence-based care, award-winning digital primary care and specialty consultations globally workflows and services – Digital Pharmacy: full service ePharmacy delivering compounded and manufactured medications – Behavioral Health: tech-enabled services rapidly digitizing mental health and substance abuse Transforming Care Delivery ▪ As a unified public company, UpHealth will have: – Strong capital structure and great latitude to excel – Accelerate financial growth by organic and strategic means ™ ▪ Per GigCapital Mentor-Investor charter – GigCapital members to join UpHealth’s BOD and SAB – Continue to provide audit, governance, business support – Strategic advisory on complementary products/services integration & business growth acceleration 13 COMPANY CONFIDENTIALA History of Success – GigCapital2/UpHealth/Cloudbreak ▪ UpHealth (5 companies merger) and Cloudbreak Enabling Healthier – Consistent delivery of innovative technologies / services, Communities global revenue growth, profitability ▪ Technology – Integrated Care Management Platform: population health solutions for patients with complex medical, behavioral health, and social needs Simplified digital front door, connecting – Global Telehealth: digitally enabling the continuum of care with evidence-based care, award-winning digital primary care and specialty consultations globally workflows and services – Digital Pharmacy: full service ePharmacy delivering compounded and manufactured medications – Behavioral Health: tech-enabled services rapidly digitizing mental health and substance abuse Transforming Care Delivery ▪ As a unified public company, UpHealth will have: – Strong capital structure and great latitude to excel – Accelerate financial growth by organic and strategic means ™ ▪ Per GigCapital Mentor-Investor charter – GigCapital members to join UpHealth’s BOD and SAB – Continue to provide audit, governance, business support – Strategic advisory on complementary products/services integration & business growth acceleration 13 COMPANY CONFIDENTIAL

A History of Success – GigCapital3/Lightning eMotors ▪ Strong market positioning – The only company that has delivered Class 3, 4, 5, 6 and 7 EVs – First mover advantage – 50%+ market share in Class 3 – 6 EVs in 2020 (1) – Existing sales with 30 fleets (2) that together operate ~500,000 vehicles ▪ Orchestrated a first-of-its-kind financing package – To ensure a successful deSPAC – To provide Lightning eMotors strong capital structure to execute growth plan ▪ Per GigCapital Mentor-Investor™ charter – GigCapital members to join Lightning eMotors BOD and SAB – To provide continued support and guidance on audit, governance, financing, M&A 2 Year Head 10 Years $2.0B Projected Start in Customer R&D Revenue in 2025 Strategic Modular Validation $67B With Visibility to $1B Ahead of 120 Vehicles on the Road Revenue Based on Partnerships Architecture TAM 1,500 Vehicles on Order the Game Current Contract Pipeline Only Full-Range Scalable and Across Multiple Manufacturer IP Protected End Markets 14 COMPANY CONFIDENTIALA History of Success – GigCapital3/Lightning eMotors ▪ Strong market positioning – The only company that has delivered Class 3, 4, 5, 6 and 7 EVs – First mover advantage – 50%+ market share in Class 3 – 6 EVs in 2020 (1) – Existing sales with 30 fleets (2) that together operate ~500,000 vehicles ▪ Orchestrated a first-of-its-kind financing package – To ensure a successful deSPAC – To provide Lightning eMotors strong capital structure to execute growth plan ▪ Per GigCapital Mentor-Investor™ charter – GigCapital members to join Lightning eMotors BOD and SAB – To provide continued support and guidance on audit, governance, financing, M&A 2 Year Head 10 Years $2.0B Projected Start in Customer R&D Revenue in 2025 Strategic Modular Validation $67B With Visibility to $1B Ahead of 120 Vehicles on the Road Revenue Based on Partnerships Architecture TAM 1,500 Vehicles on Order the Game Current Contract Pipeline Only Full-Range Scalable and Across Multiple Manufacturer IP Protected End Markets 14 COMPANY CONFIDENTIAL

Portfolio Overview 15 Data as of 01/08/21 COMPANY CONFIDENTIALPortfolio Overview 15 Data as of 01/08/21 COMPANY CONFIDENTIAL

Experienced Executives & Board Members Dr. Avi Katz Dr. Raluca Dinu Neil Miotto Founding Managing Partner GigCapital Founding Managing Partner GigCapital Partner, GigCapital CEO, GigCapital3 CEO, President, GigCapital2 BOD Member, GigCapital2, 3 Executive Chairman, GigCapital2, 3 BOD Member, GigCapital2, 3 • Executive Chairman of Kaleyra Inc. • Global business executive, with 20 years • BOD member, Cognizer Inc. of achievements in the high-tech industry, >10 • Co-founder, former Chairman, President and Chief • Expertise: finance and accounting M&As, BOD membership Executive Officer of GigPeak Inc. • Former Audit Partner at KPMG, served the • Former Chief Operating Officer of GigPeak until sell • Previously held leadership positions at Intransa, firm for 30 years to IDT in 2017 Equator Technologies and Applied Science • Former BOD member, Micrel Inc. and • Former VP & GM of Optical Interconnects BU at IDT GigPeak Inc. International Inc. Brad Weightman Peter Wang Andrea Betti-Berutto VP and Chief Financial Officer, Chief Technical Advisor SW, GigCapital Chief Technical Advisor HW, GigCapital GigCapital2, 3 BOD Member, GigCapital3 BOD Member, GigCapital3 • Finance and accounting experience with Expertise : Cloud service • Expertise: semiconductors, RF components, companies from startup to large public fiber-optics and wireless, reorganizations, M&A • Founder and former CTO of Intransa & co- companies and roll-up founder and former VP Engineering of Retrevo • Experience in Tech industry for 35 years: • Former Fellow, IDT International Inc. • Previous leadership positions at 3Com & Semiconductor, IOT, hardware & software TRW/ESL, including leading the Technology • Co-founder and former CTO of GigOptix Inc. • Experience with IPO, M&As and global Development Center at 3Com • Co-founder and former VP Engineering of organizations iTerra Communication Inc. 16 COMPANY CONFIDENTIALExperienced Executives & Board Members Dr. Avi Katz Dr. Raluca Dinu Neil Miotto Founding Managing Partner GigCapital Founding Managing Partner GigCapital Partner, GigCapital CEO, GigCapital3 CEO, President, GigCapital2 BOD Member, GigCapital2, 3 Executive Chairman, GigCapital2, 3 BOD Member, GigCapital2, 3 • Executive Chairman of Kaleyra Inc. • Global business executive, with 20 years • BOD member, Cognizer Inc. of achievements in the high-tech industry, >10 • Co-founder, former Chairman, President and Chief • Expertise: finance and accounting M&As, BOD membership Executive Officer of GigPeak Inc. • Former Audit Partner at KPMG, served the • Former Chief Operating Officer of GigPeak until sell • Previously held leadership positions at Intransa, firm for 30 years to IDT in 2017 Equator Technologies and Applied Science • Former BOD member, Micrel Inc. and • Former VP & GM of Optical Interconnects BU at IDT GigPeak Inc. International Inc. Brad Weightman Peter Wang Andrea Betti-Berutto VP and Chief Financial Officer, Chief Technical Advisor SW, GigCapital Chief Technical Advisor HW, GigCapital GigCapital2, 3 BOD Member, GigCapital3 BOD Member, GigCapital3 • Finance and accounting experience with Expertise : Cloud service • Expertise: semiconductors, RF components, companies from startup to large public fiber-optics and wireless, reorganizations, M&A • Founder and former CTO of Intransa & co- companies and roll-up founder and former VP Engineering of Retrevo • Experience in Tech industry for 35 years: • Former Fellow, IDT International Inc. • Previous leadership positions at 3Com & Semiconductor, IOT, hardware & software TRW/ESL, including leading the Technology • Co-founder and former CTO of GigOptix Inc. • Experience with IPO, M&As and global Development Center at 3Com • Co-founder and former VP Engineering of organizations iTerra Communication Inc. 16 COMPANY CONFIDENTIAL

™ GigCapital Mentor-Investor TMT PPE From Launch to Combination Growth PHASE 2 PHASE 3 PHASE 4 PHASE 5 PHASE 1 Searching Engagement Closing Growth & Exit Inception 2 MONTHS 6-12 MONTHS 1-3 MONTHS 3-6 MONTHS 2-5 YEARS ▪ Structuring the Private-▪ TMT Global focus, diversified ▪ 2-4 weeks for LOI▪ 2-6 months Audit to S-1 filing ▪ Participating actively at to-Public (PPE) active verticals, entrepreneurship and becoming effective the company’s BOD and ▪ 4-6 weeks complete team: TMT experts, management team, SAB DD and execution of ▪ “IPO in a Box”: TMT entrepreneurs, and technology-oriented owner, SPA DA investors, UWs, research ▪ Provide continuous executive operators exit and financing avenues, analysts, auditors, counsels, Financing and M&A platform for wider rollover ▪ Launching Sponsorship IR, PR and HR firms advisory for growth and with public currency LLC Team: TMT wealthy consolidation ▪ Securing financials: back- individuals, Family-▪ Financially viable and ready to stopping lenders & TMT Offices, IBs, PEs and HFs become public company equity fundamental investors ▪ Launching IPO: structure for swap trust shares of the IPO book with ▪ Securing minimum listing focus on balanced equity conditions: maintain market- fundamental investors cap, provide required float, secure minimum round-lot shareholders 17 COMPANY CONFIDENTIAL™ GigCapital Mentor-Investor TMT PPE From Launch to Combination Growth PHASE 2 PHASE 3 PHASE 4 PHASE 5 PHASE 1 Searching Engagement Closing Growth & Exit Inception 2 MONTHS 6-12 MONTHS 1-3 MONTHS 3-6 MONTHS 2-5 YEARS ▪ Structuring the Private-▪ TMT Global focus, diversified ▪ 2-4 weeks for LOI▪ 2-6 months Audit to S-1 filing ▪ Participating actively at to-Public (PPE) active verticals, entrepreneurship and becoming effective the company’s BOD and ▪ 4-6 weeks complete team: TMT experts, management team, SAB DD and execution of ▪ “IPO in a Box”: TMT entrepreneurs, and technology-oriented owner, SPA DA investors, UWs, research ▪ Provide continuous executive operators exit and financing avenues, analysts, auditors, counsels, Financing and M&A platform for wider rollover ▪ Launching Sponsorship IR, PR and HR firms advisory for growth and with public currency LLC Team: TMT wealthy consolidation ▪ Securing financials: back- individuals, Family-▪ Financially viable and ready to stopping lenders & TMT Offices, IBs, PEs and HFs become public company equity fundamental investors ▪ Launching IPO: structure for swap trust shares of the IPO book with ▪ Securing minimum listing focus on balanced equity conditions: maintain market- fundamental investors cap, provide required float, secure minimum round-lot shareholders 17 COMPANY CONFIDENTIAL

GigCapital Global Differentiation ▪ Complete IPO suite of services for “IPO in a box” ▪ Global presence and exceptional domestic and international M&A and rollup experience ▪ Exceptional access to Wall Street capital – For business combination and post-combination for organic and strategic growth ▪ Mentor-Investor™ “playbook” – Top operational executive team providing full life-cycle mentoring and partnership to the combined company – Friendly and professional BOD partnership supporting governance, operational and strategic matters 18 COMPANY CONFIDENTIALGigCapital Global Differentiation ▪ Complete IPO suite of services for “IPO in a box” ▪ Global presence and exceptional domestic and international M&A and rollup experience ▪ Exceptional access to Wall Street capital – For business combination and post-combination for organic and strategic growth ▪ Mentor-Investor™ “playbook” – Top operational executive team providing full life-cycle mentoring and partnership to the combined company – Friendly and professional BOD partnership supporting governance, operational and strategic matters 18 COMPANY CONFIDENTIAL

Thank You WINTER • 2021Thank You WINTER • 2021

Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.